UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section
14(d)(l) or 13(e)(l) of the Securities Exchange Act of 1934
(Amendment No. 3)
SUPERIOR WELL SERVICES, INC.
(Name of Subject Company)
DIAMOND ACQUISITION CORP.,
a wholly owned subsidiary of
NABORS INDUSTRIES LTD.
(Name of Filing Person — Offerors)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
86837X 10 5
(CUSIP Number of Class of Securities)
Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, HM08
Bermuda
Laura W. Doerre
Vice President and General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
Telephone: (281) 874-0035
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy To:
Charles J. Conroy, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
Telephone: (212) 530-5671
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$681,521,712.48	$48,592.50

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $22.12 per share by 33,810,204, the number of shares of common stock, par value $0.01 per share (“Shares”), of Superior Well Services, Inc. (“Superior”) outstanding on a fully diluted basis as of August 4, 2010, as represented by Superior in the Agreement and Plan of Merger, dated as of August 6, 2010, with Nabors Industries Ltd. and Diamond Acquisition Corp., which Shares consist of 30,810,204 Shares issued and outstanding, plus 3,000,000 Shares that would be issued upon conversion of the 4% Series A Convertible Preferred Stock.

**	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value of $681,521,712.48 by 0.00007130.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,592.50	Filing Party: Diamond Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: August 11, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No.	86837X 10 5

1	NAME OF REPORTING PERSON: Nabors Industries Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,453,985

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		10,453,985

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,453,985

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	33.9%

14	TYPE OF REPORTING PERSON:

	OO (Bermuda exempt company)
Neither the filing of this Amendment No. 3 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the common stock of Superior Well Services, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

i

CUSIP No.	86837X 10 5

1	NAME OF REPORTING PERSON:
	Diamond Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,453,985

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		10,453,985

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,453,985

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	33.9%

14	TYPE OF REPORTING PERSON:

	CO (Delaware corporation)
Neither the filing of this Amendment No. 3 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the common stock of Superior Well Services, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ii

          This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2010 (the “Initial Schedule TO”), Amendment No. 1 filed with the SEC on August 23, 2010 and Amendment No. 2 filed with the SEC on August 27, 2010 by Nabors Industries Ltd., a Bermuda exempt company (“Nabors”), and Diamond Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Nabors (“Offeror”). This Amendment relates to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Superior Well Services, Inc., a Delaware corporation (“Superior”), for $22.12 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 2010 (as amended to date, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).
          Documentation relating to the Offer has been mailed to Superior stockholders and may be obtained free of charge at the SEC’s website at www.sec.gov, and may also be obtained at no charge by directing a request by mail to the information agent for the Offer, Georgeson Inc. at 199 Water Street, 26th Floor, New York, New York 10038 or by calling toll free at (866) 647-8869 or collect at (212) 440-9800 for banks and brokers.
Items 1 through 11.
          Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Amendment by reference in response to Items 1 through 11 of this Amendment and is supplemented by the information specifically provided for in this Amendment.
          Notwithstanding the foregoing:

(1)	The second paragraph that appears on page 33 of the Offer to Purchase under the heading “Source and Amount of Funds” is amended and restated to read as follows:

“Nabors expects to provide sufficient funds to Offeror to satisfy the foregoing financial obligations in the form of a capital contribution. Offeror has no alternative financing arrangements or alternative financing plans. Nabors anticipates funding the purchase of all outstanding Shares and paying related fees and expenses from cash on hand and by issuing additional indebtedness or debt securities. In the alternative, Nabors may draw upon a revolving credit facility, as described herein.”

(2)	The following paragraphs shall be added after the second paragraph that appears on page 33 of the Offer to Purchase under the heading “Source and Amount of Funds”:

“Nabors expects to fund the purchase of all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses from cash on hand and by its wholly owned subsidiary, Nabors Industries, Inc., a Delaware corporation (“Nabors Delaware”), issuing in a private placement additional debt securities in an aggregate principal amount approximating $600 million. The debt is expected to be unsecured, fully and unconditionally guaranteed by Nabors, and to have registration rights. It is anticipated that the debt will be resold by the initial purchasers to qualified institutional buyers under Rule 144A and to certain investors outside of the United States under Regulation S of the Securities Act. The interest rate on the debt is not yet known, but it is anticipated that interest will be payable semi-annually each year, beginning in 2011.

The debt is expected to be unsecured and junior in right of payment to any of Nabors Delaware’s future secured debt. The debt is also expected to rank equally with any of Nabors Delaware’s other existing and future unsubordinated debt and to be senior in right of payment to any of Nabors Delaware’s future subordinated debt. Nabors’ guarantee of debt is expected to be unsecured and to rank equal in right of payment to all of Nabors unsecured and unsubordinated indebtedness from time to time outstanding.

This Offer to Purchase shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the debt securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any such offering, if made, will be pursuant to an offering memorandum. Such debt securities, if offered, will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933.

In addition, Nabors Delaware received commitment letters with respect to a revolving credit facility from UBS Loan Finance LLC, Citibank, N.A., Deutsche Bank AG New York Branch, Mizuho Corporate Bank (USA), Morgan Stanley Bank, N.A., Bank of America, NA, PNC Bank, National Association, The Bank of Nova Scotia and HSBC Bank USA, N.A. (collectively, “Lenders”). The commitment letters relate to an aggregate principal amount of $700 million. In addition, the facility would provide Nabors the option to add other lenders and increase the aggregate principal amount of commitments up to $850 million. The revolving credit facility is expected to mature in four years.

Nabors expects borrowings under this facility to bear interest, at Nabors Delaware’s option, at either (x) the “Base Rate” (as defined below) plus the applicable interest margin, calculated on the basis of the actual number of days elapsed in a year of 365 days and payable quarterly in arrears or (y) interest periods of one, two, three or six months at an annual rate equal to the London Interbank Offered Rate (“LIBOR”) for the corresponding deposits of U.S. dollars, plus the applicable interest margin. The “Base Rate” would be defined, for any day, as a fluctuating rate per annum equal to the highest of (i) the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of 1%, (ii) the prime commercial lending rate of UBS AG, as established from time to time at its Stamford Branch and (iii) LIBOR for an interest period of one month beginning on such day plus 1%. Nabors expects the revolving credit facility to contain representations, warranties, covenants and conditions customary to credit facilities of this nature.

The foregoing summary of the proposed revolving credit facility is qualified in its entirety by reference to the term sheet that is an exhibit to the Lenders’ commitment letters, a copy of which is filed as Exhibit (d)(3) to the Tender Offer Statement on Schedule TO that Nabors and Offeror have filed with the SEC, which you may examine and copy as set forth in Section 9 — “Information Concerning Nabors and Offeror”. Nabors, Nabors Delaware and the Lenders have not finalized any definitive arrangements or plans with respect to the proposed revolving credit facility. Nabors expects that the funds from any such revolving credit facility would result in net proceeds, together with Nabors’ cash on hand, sufficient to purchase all outstanding Shares pursuant to the Offer and Merger and to pay related fees and expenses. Nabors can provide no assurance as to when, or if, such revolving credit facility may be entered into.”

(3)	The following paragraph shall be added after the first paragraph that appears on page 37 of the Offer to Purchase under the heading “Legal Matters; Required Regulatory Approvals”:

“Pursuant to the HSR Act, on August 13, 2010, Nabors filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. The 15-calendar day waiting period, as described above, expired on August 30, 2010.”
Item 12. Exhibits.
Item 12 of the Initial Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)	Offer to Purchase, dated August 11, 2010.(1)

(a)(1)(B)	Form of Letter of Transmittal.(1)

(a)(1)(C)	Form of Notice of Guaranteed Delivery.(1)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(1)(F)	IRS Form W-9.(1)

(a)(5)(A)	Press Release Issued by Nabors and Superior, dated August 9, 2010, announcing the execution of the Merger Agreement by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(d)(1)	Agreement and Plan of Merger, dated as of August 6, 2010, by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(d)(2)	Tender and Voting Agreement, by and among Nabors, Offeror and certain stockholder signatories thereto, dated as of August 6, 2010 (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(d)(3)	Principal Terms and Conditions of Revolving Credit Facility.

(d)(4)	Press Release Issued by Nabors and Superior, dated September 1, 2010, announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired without a request for additional information.

(1)	Incorporated by reference from the Initial Schedule TO, filed by Nabors and Offeror with the SEC on August 11, 2010.

Item 13. Information Required by Schedule 13E-3.
          Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: September 2, 2010

NABORS INDUSTRIES LTD.
By:	/s/ Mark D. Andrews
	Name:	Mark D. Andrews
	Title:	Corporate Secretary

DIAMOND ACQUISITION CORP.
By:	/s/ Jose S. Cadena
	Name:	Jose S. Cadena
	Title:	Vice President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 11, 2010.(1)

(a)(1)(B)	Form of Letter of Transmittal.(1)

(a)(1)(C)	Form of Notice of Guaranteed Delivery.(1)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(1)(F)	IRS Form W-9.(1)

(a)(5)(A)	Press Release Issued by Nabors and Superior, dated August 9, 2010, announcing the execution of the Merger Agreement by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(d)(1)	Agreement and Plan of Merger, dated as of August 6, 2010, by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(d)(2)	Tender and Voting Agreement, by and among Nabors, Offeror and certain stockholder signatories thereto, dated as of August 6, 2010 (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(d)(3)	Principal Terms and Conditions of Revolving Credit Facility.

(d)(4)	Press Release Issued by Nabors and Superior, dated September 1, 2010, announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired without a request for additional information.

(1)	Incorporated by reference from the Initial Schedule TO, filed by Nabors and Offeror with the SEC on August 11, 2010.